NO ACT

P.E.
01/09/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 05 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE


15005344

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-5-15

Kimberly J. Pustulka
Jones Day
kjpustulka@jonesday.com

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2015

Dear Ms. Pustulka:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to FirstEnergy by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Board of Education Retirement System and the UAW Retiree Medical Benefits Trust. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated FirstEnergy's intention to exclude the proposal from FirstEnergy's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether FirstEnergy may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

January 9, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Omission of Shareholder Proposals Submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund – Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund (collectively, the "***Proponent***"), received by the Company on October 24, 2014 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2015 annual meeting of the shareholders (the "***2015 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than 80 days before the Company intends to file its definitive Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to Michael Garland.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff.

Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the Company care of the undersigned pursuant to Rule 14a-8(k).

I. Summary of the Proposal

The Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "***Board***") amend the Company's governing documents to implement proxy access for director nominations. Under the Proposal, any shareholder or group of shareholders that collectively hold at least 3% of the Company's outstanding common stock continuously for at least three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Proposal, shareholders would be permitted to nominate up to 25% of the Board. Specifically, the Proposal states:

"RESOLVED: Shareholders of FirstEnergy Corp. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly

 JONES DAY

resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit."

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

II. Basis for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal.

III. Analysis

Background

It is anticipated that the Corporate Governance Committee of the Board will recommend that the Board submit a proposal to shareholders at the 2015 Meeting with respect to proxy access for director nominations (the "***Company Proposal***"). Specifically, the Company Proposal will seek shareholder approval of amendments to the Company's Amended Code of Regulations (the "***Regulations***") to permit any shareholder (but not a group of shareholders) owning 5% or more of the Company's common stock continuously for at least three years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement. Under the Company Proposal, the maximum number of shareholder candidates permitted to be nominated each year would be the greater of (x) one director or (y) 15% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Regulations amendments implementing the Company Proposal will be included in the Proxy Materials.

As of the date of this no-action letter request, the Board has not yet considered the Company Proposal because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the Company Proposal in the Proxy Materials, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

Discussion

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management. Accordingly, a company may exclude a shareholder proposal where it seeks to address a similar right or matter as is covered by a company proposal even if the terms of the two proposals are different or conflicting (*e.g.*, the ownership percentage threshold of the shareholder proposal is different from the ownership percentage threshold included in the company proposal).

The Company Proposal seeks to address the same right as the Proposal (the right of the Company's shareholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal will provide that a single shareholder (rather than a group of shareholders, as set forth in the Proposal) owning 5% or more of the Company's common stock continuously for at least three years (rather than 3% or more of the Company's common stock continuously for at least three years, as was proposed by the Proponent) could nominate a candidate for election to the Board to be included in the Company's proxy statement. Moreover, the Company Proposal provides that the maximum number of shareholder candidates permitted to be nominated each year would be the greater of (x) one director or (y) 15% of the Board, rounding down to the nearest whole number of board seats, rather than be permitted to nominate up to 25% of the Board, as was proposed by the Proponent. Because (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated cannot be set at different levels, the Proposal directly conflicts with the Company Proposal. Submitting the Proposal and the Company Proposal at the 2015 Meeting would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results. As a result, the Company would be unable to determine the proxy access proposal its shareholders intended to support and what steps would be required from the Company.

The Staff has recently stated that where a shareholder proxy access proposal and a company proxy access proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Whole Foods Market, Inc.* (December 2014) (concurring with the exclusion of a shareholder proxy access proposal because it directly conflicted with a company proxy access proposal). The Company believes that the facts in the present instance are analogous to those in the above-described instance where no-action relief was afforded to Whole Foods Market, Inc. ("***Whole Foods***"). The chart below sets forth the (i) the number of shareholders able to nominate a candidate, (ii) the required share ownership percentage and holding period and (iii) the number of directors that can be nominated under the Whole Foods shareholder proposal, the Proposal, the Whole Foods company proposal, as set forth in the above mentioned no action request, and the Company Proposal:

	Whole Foods Shareholder Proposal	*The Proposal*	*Whole Foods Company Proposal*	*The Company Proposal*
The number of shareholders able to nominate a candidate	One or more shareholders	One or more shareholders	One shareholder	One shareholder
The required share ownership percentage and holding period	At least 3% and held continuously for at least three years	At least 3% and held continuously for at least three years	At least 9% and held continuously for at least five years	At least 5% and held continuously for at least three years
The number of directors that can be nominated	Up to 20% of the board of directors, or no less than two if the board reduces it size	Up to 25% of the Board	The greater of (x) one director or (y) 10% of the board of directors	The greater of (x) one director or (y) 15% of the Board

The Company therefore requests that the Staff concur that the Proposal may properly be excluded from the Proxy Materials because, under Rule 14a-8(i)(9), it directly conflicts with a proposal to be submitted by the Company in the Proxy Materials.

IV. Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the 2015 Meeting.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In the event the Staff disagrees with any conclusion expressed herein, we will appreciate an opportunity to confer with the Staff before issuance of its response. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7002. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (Oct. 18, 2011), the Company requests that the Staff provide its response to this request to Daniel M. Dunlap, Assistant Corporate Secretary, FirstEnergy Corp, at ddunlap@firstenergycorp.com and to the Proponent at mgarlan@comptroller.nyc.gov.

Very truly yours,



Kimberly J. Pustulka

Attachments

cc: Gina K. Gunning (FirstEnergy Corp.)
Daniel M. Dunlap (FirstEnergy Corp.)
Michael Garland (mgarlan@comptroller.nyc.gov)

EXHIBIT A

The Proposal



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 22, 2014

Ms. Rhonda S. Ferguson
Vice President & Corporate Secretary
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of First Energy Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RECEIVED
OCT. 24 2014
RHONDA S. FERGUSON

RESOLVED: Shareholders of FirstEnergy Corp. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support -- votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: First Energy Corporation **Cusip #: 337932107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 345,955 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: First Energy Corporation **Cusip #: 337932107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 394,824 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: First Energy Corporation **Cusip #: 337932107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 86,875 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: First Energy Corporation **Cusip #: 337932107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 22,504 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

BNY Mellon Asset Servicing

October 22, 2014

To Whom It May Concern

Re: First Energy Corporation **Cusip #: 337932107**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 22, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 26,285 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: FIRSTENERGY CORP

Cusip: 337932107

Shares: 308,935

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: FIRSTENERGY CORP

Cusip: 337932107

Shares: 366,296

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-0378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: FIRSTENERGY CORP

Cusip: 337932107

Shares: 86,875

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: FIRSTENERGY CORP

Cusip: 337932107

Shares: 20,004

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 6th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 780-2211

dfarrell@statestreet.com

October 22, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: FIRSTENERGY CORP

Cusip: 337932107

Shares: 26,285

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President